Flamel Technologies Achieves Clinical Milestone with Merck Serono on an Extended Release Formulation of Interferon beta-1a

Flamel Receives FDA Response Letter Regarding Coreg CR Citizen’s Petition

Lyon, France – October 19, 2010 – Flamel Technologies (Nasdaq: FLML) announced today that it has achieved a clinical development milestone under the terms of its license agreement with Merck Serono, a division of Merck KGaA, Darmstadt, Germany, to develop an extended release formulation of interferon beta-1a using the Medusa platform. As a result, Flamel will receive a fee of € 3.0 million. Flamel and Merck Serono entered in a collaboration agreement in December 2007 to develop an extended release formulation of interferon-beta-1a.

Stephen H. Willard, Flamel’s chief executive officer, stated, “We are pleased with the progress that we have been able to achieve in this important development program, and believe that our Medusa platform could offer patients the same active principle as in Merck Serono’s interferon beta-1a, as an extended release formulation.”

Mr. Willard continued, “The Medusa platform is distinct from controlled release platforms of large and small molecules. Medusa has been shown to enable delivery of therapeutic molecules that retain full bioactivity. The applicability of Medusa to a wide range of therapeutic agents is an important advantage of the Medusa platform.”

The Company also announced that it has received a 14-page response to its April 19, 2010 petition regarding the data to be required of drug product marketing applications that seek to rely on FDA's previous approval of Coreg CR.  The Company's petition was granted in part and denied in part.  A copy of the response is available on Flamel’s website, www.flamel.com.

The Company believes that the FDA’s response recognizes the importance of maintaining appropriate levels of carvedilol phosphate for the entire 24-hour period of a controlled release product dosing period, with regard to all indications treated with extended-release carvedilol products.  The FDA response concludes that the Agency intends to apply the standard AUC and Cmax criteria to the bioequivalence evaluation of any ANDA’s referencing Coreg CR and that it will examine Tmax and the overall pharmacokinetic profile during the review process to determine whether any difference between test and reference products may result in a lack of therapeutic equivalence.

The Company is aware that URL Mutual has submitted an ANDA for generic carvedilol phosphate extended-release capsules and that ANDA is pending before FDA.   The Company continues to review the response from the FDA, and has no basis for determining the likelihood of any approval of a generic form of Coreg CR or the impact, if any, on such process as a result of Flamel’s citizen’s petition, or the FDA’s response.

About Medusa®
Medusa®, a self-assembled poly-aminoacid nanogel system, is a versatile carrier for the development of long-acting formulations of proteins, peptides, and other large molecules. The Medusa® platform has many advantages in that it enables the controlled delivery of non-modified, non-denatured proteins with full bioactivity. A new microparticulate adaptation of Medusa® has been developed that potentially can extend pharmacokinetics to two weeks or more, also without loss of bioactivity.

About Flamel Technologies:
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel's Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides and other molecules, without reduction in bioactivity. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs; it is the intellectual platform licensed by GlaxoSmithKline for COREG CR® (carvedilol phosphate).

Contact:

Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:  + (33) 472 78 3434
Fax: + (33) 472 78 3435
Marlio@flamel.com

This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.

These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2009.